UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPTIONABLE, INC.
(Name of Subject Company (Issuer))

MARK NORDLICHT
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, Ninth Floor
New York, New York 10017
Telephone: (212) 561-5559
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,530,831.86	$177.73

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 43,738,053 (the number of shares of common stock of the subject company not owned by the Purchaser (“Shares”) issued and outstanding as of May 12, 2011) and (y) $0.035 (the per Share offer price).  The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by Mark Nordlicht (the “Purchaser”).  This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Optionable, Inc., a Delaware corporation (“Optionable”), at a purchase price of $0.035 per Share (the “Offer Price”) net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.     Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)           The name of the subject company and the issuer of the securities to which this Schedule TO relates is Optionable, Inc., a Delaware corporation.  Optionable’s principal executive offices are located at 55 St. Marks Place, Suite 4, New York, New York 10003.  Optionable’s telephone number at that address is (914) 773-1100.

(b)           This Schedule TO relates to the outstanding shares of common stock, $0.0001 par value per share, of Optionable.  There were (i) 48,333,128 shares of common stock of Optionable issued and outstanding as of May 12, 2011 and (ii) outstanding options to purchase 1,683,000 shares of common stock of Optionable as of December 31, 2010, as reported in Optionable’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.  According to Optionable’s Quarterly Report on Form 10-Q for the period ended March 31, 2011, additional options for the purchase of 500,000 shares of common stock were issued during that period.

(c)           The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3      Identity and Background of Filing Person.

This Schedule TO is filed by the Purchaser.  The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and in Schedule 1 is incorporated herein by reference.

Item 4.     Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Optionable” and “Purpose of the Offer; Plans for Optionable; Statutory Requirements”, respectively, is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer” and “Purpose of the Offer; Plans for Optionable; Statutory Requirements”, respectively, is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds”, respectively, is incorporated herein by reference.  The Offer is not conditioned upon any financing arrangements.

Item 8.     Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning the Purchaser”, respectively, is incorporated herein by reference.

Item 9.     Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.   Financial Statements.

Not applicable.

Item 11.   Additional Information.

(a)(1)     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Optionable” and “Purpose of the Offer; Plans for Optionable; Statutory Requirements”, respectively, is incorporated herein by reference.

(a)(2)     The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Optionable; Statutory Requirements”, “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3)     The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals”, respectively, is incorporated herein by reference.

(a)(4)     The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5)     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(b)          The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12    Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
* Included in mailing to shareholders.

Item 13.   Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2011

/s/ Mark Nordlicht
Mark Nordlicht

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
*Included in mailing to shareholders.